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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Rule13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

COLLINS INDUSTRIES, INC.
(Name of the Issuer)

Collins Industries, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

194858106
(CUSIP Number of Class of Securities)

Donald Lynn Collins
President and Chief Executive Officer
15 Compound Drive
Hutchinson, Kansas 67502
(620) 663-5551
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Gary D. Gilson
Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
(816) 983-8000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$618,163.70	$72.69

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 80,281 shares of Common Stock, par value $0.10 per share, for $7.70 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

(2)
Determined pursuant to Rule 0-11(b)(1) by adding together the sums of (a) $611,911.30 multiplied by .0001177, and (b) ($618,163.70 - $611,911.30) multiplied by .000107.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$72.69	Filing Party:	Collins Industries, Inc.
Form or Registration No.:	SC 13E-3 and Amendment No 2 to SC 13E-3 (File No. 005-16951)	Date Filed:	November 2, 2005

INTRODUCTION

        This Amendment No. 3 (this "Amendment") to Rule 13e-3 Transaction Statement (as amended, the "Transaction Statement") amends the Schedule 13E-3 Transaction Statement filed by Collins Industries, Inc., a Missouri corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on November 2, 2005, as amended by Amendment No. 1 filed with the SEC on December 8, 2005 and Amendment No. 2 filed with the SEC on December 19, 2005. This Amendment is being filed concurrently with the filing of a definitive proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), which we refer to herein as the Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

        The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Name and Address. The name of the subject company is Collins Industries, Inc., a Missouri corporation (the "Company"). The Company's principal executive offices are located at 15 Compound Drive, Hutchinson, Kansas 67502. The Company's telephone number is (620) 663-5551.

        (b)   Securities. The subject class of equity securities to which this Schedule relates is the Company's common stock, par value $0.10 per share (the "Common Stock"), of which 6,633,013 shares were issued and outstanding as of December 14, 2005.

        (c)   Trading Market and Price. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Market for Common Stock" is incorporated herein by reference.

        (d)   Dividends. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Dividend Policy" is incorporated herein by reference.

        (e)   Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

        (f)    Prior Stock Purchases. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Substantive Fairness—Fairness Determination of the Special Committee" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   Name and Address. The filing person, the Company, is also the subject company. The Company's address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below.

      Executive Officers
      Don L. Collins, Chairman of the Board
      Donald Lynn Collins, President and Chief Executive Officer

      Cletus Glasener, Vice President of Finance, Chief Financial Officer
      Randall Swift, Vice President and Chief Operating Officer
      Rodney T. Nash, Vice President of Engineering
      Kent E. Tyler, Vice President of Marketing
      Ron Sorensen, Vice President of Risk Management
      John L. Dreasher, Vice President of Human Resources

      Board of Directors
      Don L. Collins
      Donald Lynn Collins
      Don S. Peters
      Arch G. Gothard, III
      William R. Patterson

        The address of each executive officer and director of the Company is c/o Collins Industries, Inc., 15 Compound Drive, Hutchinson, Kansas 67502, and the telephone number is (620) 663-5551.

          (b)   Business and Background of Entities. Not applicable.

          (c)   Business and Background of Natural Persons. The information set forth in Item 3(a) above is incorporated herein by reference. All of the Company's directors and executive officers are United States citizens. During the last five years and to the Company's knowledge, none of the Company's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Information concerning the directors and executive officers of the Company is as follows:

Don L. Collins, founder of the Company, has served as Chairman of the Board since its inception in 1971 and served as Chief Executive Officer until 1998. He is Chairman of the Board's Executive Committee.

Donald Lynn Collins joined the Company in 1980 after being associated with Arthur Andersen LLP, an international accounting firm. Mr. Collins has served as Chief Executive Officer of the Company since 1998, as President since 1990, and as a director since 1983. He served as the Chief Operating Officer from 1988 until 1998. He is Chairman of the Board's Policy Committee and a member of the Board's Executive Committee. He is the son of Don L. Collins.

Don S. Peters, an independent director of the Company since 1983, founded and was chairman of Peters, Gamm, West and Vincent, Inc., an investment advisory firm in Wichita, Kansas, from 1983 to December 1991. He has been a financial consultant with Central Plains Advisors, Inc., an investment advisory firm, since December 1991. He is Chairman of the Board's Finance Committee and a member of the Board's Audit, Compensation, Nominating and Policy Committees.

Arch G. Gothard, III, an independent director of the Company since 1987, was president of First Kansas Group, an investment firm in Junction City, Kansas, from 1988 to 1999. He was chief financial officer, treasurer, and director of Communications Services, Inc. from 1985 to 1989. He is Chairman of the Board's Compensation and Nominating Committees and is a member of the Board's Audit, Finance and Policy Committees. Mr. Gothard also serves as a director of Kenco Plastics, a manufacturer and molder of plastic products, Colorado Power Sports, a distributor of ATV's, motorcycles, watercraft and similar products, Pay Phone Concepts, and Dornoch Medical Systems.

William R. Patterson, an independent director of the Company since 1998, has been a principal of Stonecreek Management, LLC, a private investment firm, since 1998. From October 1996 to August 1998, he was Executive Vice President of Premium Standard Farms, Inc., a fully-integrated pork producer and processor, where he served as a consultant and as acting Chief Financial Officer from January 1996 to October 1996. From September 1976 through December 1995, he was a partner in Arthur Andersen LLP. Mr. Patterson is Chairman of the Board's Audit Committee and is a member of the Board's Compensation, Executive, Finance and Nominating Committees. Mr. Patterson also serves as a director and chairman of the board of directors of American Italian Pasta Company, a producer of dry pasta, as a director of Premium Standard Farms, Inc., an integrated pork producer and processor, and as a director and chairman of the board of Paul Mueller Company, a manufacturer of high-quality stainless steel tanks and industrial processing equipment.

Randall Swift was named Vice President and Chief Operating Officer on April 1, 2005. He joined the Company in 1998 as V.P./Sales and Marketing for Capacity of Texas, Inc., a wholly-owned subsidiary of the Company. In 1999, Mr. Swift was promoted to President of Capacity where he continued to serve prior to this appointment. Mr. Swift possesses an extensive background in sales, engineering, and manufacturing with over six years at Cummins Southern Plains, Inc. prior to coming to Capacity.

Cletus Glasener was named Vice President of Finance and Chief Financial Officer on May 23, 2005. Prior to joining the Company, he served as Vice President, Controller, and Treasurer of Vought Aircraft Industries since 2000.

Rodney T. Nash joined the Company in 1979 as Engineering Manager and was named Vice President of Engineering of the Company in November 1986. Prior to joining the Company, he held engineering positions with Hesston Corporation, a farm equipment manufacturer, and Butler Manufacturing, a manufacturer of specialized buildings.

Kent E. Tyler joined the Company in December 1997 as Vice President of Marketing. Prior to joining the Company, he was Vice President of Ackerman McQueen, a full-service national marketing and advertising agency.

Ron Sorensen joined the Company in 1978 as a Junior Buyer. After holding various positions within the Company, he was promoted to Director of Corporate Purchasing in 1996 and Vice President of Risk Management in May of 2005. Prior to joining the Company, he held the position of District Executive for the Boy Scouts of America.

John L. Dreasher joined the Company in 2003 as Director of Corporate Human Resources and was named Vice President of Human Resources of the Company in March of 2005. Prior to joining the Company, he held human resource and manufacturing positions with Textron, Gates Corporation, and General Electric.

Item 4. Terms of the Transaction.

        (a)   Material Terms. The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "PROPOSAL NO. 1 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT," "PROPOSAL NO. 2 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE FORWARD STOCK SPLIT," "SPECIAL FACTORS," and "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT" is incorporated herein by reference.

        (c)   Different Terms. The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "SPECIAL FACTORS—Effect of the Reverse/Forward Stock Split," "SPECIAL FACTORS—Effects on Shareholders—Effects on Shareholders With Fewer Than 300 Shares of Common Stock," and "SPECIAL FACTORS—Effects on Shareholders—Effects on Shareholders With 300 or More Shares of Common Stock" is incorporated herein by reference.

        (d)   Appraisal Rights. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Dissenters' and Appraisal Rights" is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

        (f)    Eligibility for Listing or Trading. The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" and "SPECIAL FACTORS—Effects on the Company" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          (a)   Transactions. Not applicable.

          (b)   Significant Corporate Events. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Substantive Fairness—Fairness Determination of the Special Committee" is incorporated herein by reference.

          (c)   Negotiations or Contacts. Not applicable.

          (e)   Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)   Use of Securities Acquired. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Effects on the Company—No Change in Authorized Capital or Par Value" is incorporated herein by reference.

(c)
Plans.

          (1)   None.

          (2)   None.

          (3)   The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" and "SPECIAL FACTORS—Effects on the Company" is incorporated herein by reference.

          (4)   None.

          (5)   None.

          (6)   The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "PROPOSAL NO. 1 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT—Structure of the Reverse Stock Split," "PROPOSAL NO. 2 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE FORWARD STOCK SPLIT—STRUCTURE OF THE FORWARD STOCK SPLIT," "SPECIAL FACTORS—Purpose of the Reverse/Forward Stock Split," "SPECIAL FACTORS—Effect of the Reverse/Forward Stock Split" and "SPECIAL FACTORS—Effects on the Company" is incorporated herein by reference.

          (7)   The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "PROPOSAL NO. 1 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT—Structure of the Reverse Stock Split," "PROPOSAL NO. 2 AMENDMENT TO THE COMPANY'S ARTICLES OF

  INCORPORATION TO EFFECT THE FORWARD STOCK SPLIT—STRUCTURE OF THE FORWARD STOCK SPLIT," "SPECIAL FACTORS—Purpose of the Reverse/Forward Stock Split," "SPECIAL FACTORS—Effect of the Reverse/Forward Stock Split" and "SPECIAL FACTORS—Effects on the Company" is incorporated herein by reference.

          (8)   The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "PROPOSAL NO. 1 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT—Structure of the Reverse Stock Split," "PROPOSAL NO. 2 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE FORWARD STOCK SPLIT—STRUCTURE OF THE FORWARD STOCK SPLIT," "SPECIAL FACTORS—Purpose of the Reverse/Forward Stock Split," "SPECIAL FACTORS—Effect of the Reverse/Forward Stock Split" and "SPECIAL FACTORS—Effects on the Company" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)   Purposes. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Purpose of the Reverse/Forward Stock Split" is incorporated herein by reference.

        (b)   Alternatives. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Alternatives to the Reverse/Forward Stock Split" is incorporated herein by reference.

        (c)   Reasons. The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "SPECIAL FACTORS—Purpose of the Reverse/Forward Stock Split," "SPECIAL FACTORS—Reasons for the Reverse Stock Split" and "SPECIAL FACTORS—Reasons for the Forward Stock Split" is incorporated herein by reference.

        (d)   Effects. The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "SPECIAL FACTORS—Effect of the Reverse/Forward Stock Split," "SPECIAL FACTORS—Effects on Shareholders—Effects on Shareholders with Fewer Than 300 Shares," "SPECIAL FACTORS—Effects on Shareholders—Effects on Shareholders With 300 or More Shares," "SPECIAL FACTORS—Effects on the Company," "SPECIAL FACTORS—Federal Income Tax Consequences," "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Substantive Fairness—Factors Considered—Advantages of the Reverse/Forward Stock Split," and "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split—Substantive Fairness—Factors Considered—Disadvantages of the Reverse/Forward Stock Split," is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)   Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" and "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split" is incorporated herein by reference.

        (c)   Approval of Security Holders, (d) Unaffiliated Representative and (e) Approval of Directors. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Fairness of the Reverse/Forward Stock Split" is incorporated herein by reference.

        (f)    Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)   Report, Opinion or Appraisal and (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Opinion of Financial Advisor," "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK

SPLIT—Background of the Reverse/Forward Stock Split," and "Annex B: The Financial Advisor's Fairness Opinion" is incorporated herein by reference.

        (c)   Availability of Documents. The information set forth in the Proxy Statement under "SPECIAL FACTORS—Opinion of Financial Advisor" is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a)   Source of Funds, (b) Conditions, (c) Expenses, and (d) Borrowed Funds. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Source of Funds and Expenses" and "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Costs of Proxy Solicitation and the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

        (a)   Securities Ownership. The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

        (b)   Securities Transactions. The information set forth in the Proxy Statement under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

        (d)   Intent to Tender or Vote in a Going-Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Special Interests of the Affiliated Shareholders in the Reverse/Forward Stock Split," "PROPOSAL NO. 1 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT—Recommendation of the Board of Directors," and "PROPOSAL NO. 2 AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE FORWARD STOCK SPLIT—Recommendation of the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

        (a)   Financial Information. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Financial Information" and "GENERAL—Documents Incorporated by Reference" is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

        (c)   Summary Information. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or Recommendations and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT—Costs of Proxy Solicitation and the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 15. Additional Information.

        (b)   Other Material Information. The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(a)(2)
Form of Memorandum to Tax Deferred Savings Plan Participants (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005.
(a)(3)
Form of Voting Instruction Form for Tax Deferred Savings Plan Participants (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005.
(a)(4)	Form of Employee Notice (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005.
(b)(1)
Loan and Security Agreement dated as of May 17, 2002 by and between the Company and Fleet Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2002).
(b)(2)	Amendment No. 1 to Loan and Security Agreement, dated as of May 17, 2002 (incorporated by reference to Exhibit 10.9 to the Company's Report on Form 10-K for the annual period ended October 31, 2002).
(b)(3)	Amendment No. 2 to Loan and Security Agreement, dated as of December 31, 2002 (incorporated by reference to Exhibit 99(b)(3) to the Company's Report on Form SC-TO-I filed October 10, 2003).
(b)(4)	Amendment No. 3 to Loan and Security Agreement, dated as of October 9, 2003 (incorporated by reference to Exhibit 99(b)(4) to the Company's Report on Form SC-TO-I filed October 10, 2003).
(b)(5)
Amendment No. 4 to Loan and Security Agreement, dated as of December 5, 2003 (incorporated by reference to Exhibit 10.13 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).
(b)(6)
Amendment No. 5 to Loan and Security Agreement, dated as of January 7, 2004 (incorporated by reference to Exhibit 10.14 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).
(b)(7)*	Amendment No. 6 to Loan and Security Agreement, dated as of January 30, 2004.
(b)(8)
Amendment No. 7 to Loan and Security Agreement, dated as of August 31, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2004).
(c)(1)
Opinion of Stifel, Nicolaus & Company, Incorporated, dated as of October 31, 2005 (incorporated by reference to Annex B to the Schedule 14A filed by the Company with the Securities and Exchange Commission on November 2, 2005).

(c)(2)
Exhibits to Opinion of Stifel, Nicolaus & Company, Incorporated, dated as of October 31, 2005 (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(3)
Stratification Analysis & Costs Estimates, dated as of October 24, 2005, prepared by Stifel, Nicolaus & Company, Incorporated (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(4)
Valuation Report, dated as of October 28, 2005, prepared by Stifel, Nicolaus & Company, Incorporated (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(5)
Stratification Analysis & Costs Estimates, dated as of October 28, 2005, prepared by Stifel, Nicolaus & Company, Incorporated (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(6)	Projected Balance Sheet (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(c)(7)	Projected Operating Information (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(d)	None.
(f)	None.
(g)	None.

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2005

/s/ DONALD LYNN COLLINS Donald Lynn Collins, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(a)(2)
Form of Memorandum to Tax Deferred Savings Plan Participants (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(a)(3)
Form of Voting Instruction Form for Tax Deferred Savings Plan Participants (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(a)(4)	Form of Employee Notice (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(b)(1)
Loan and Security Agreement dated as of May 17, 2002 by and between the Company and Fleet Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2002).
(b)(2)	Amendment No. 1 to Loan and Security Agreement, dated as of May 17, 2002 (incorporated by reference to Exhibit 10.9 to the Company's Report on Form 10-K for the annual period ended October 31, 2002).
(b)(3)	mendment No. 2 to Loan and Security Agreement, dated as of December 31, 2002 (incorporated by reference to Exhibit 99(b)(3) to the Company's Report on Form SC-TO-I filed October 10, 2003).
(b)(4)	Amendment No. 3 to Loan and Security Agreement, dated as of October 9, 2003 (incorporated by reference to Exhibit 99(b)(4) to the Company's Report on Form SC-TO-I filed October 10, 2003).
(b)(5)
Amendment No. 4 to Loan and Security Agreement, dated as of December 5, 2003 (incorporated by reference to Exhibit 10.13 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).
(b)(6)
Amendment No. 5 to Loan and Security Agreement, dated as of January 7, 2004 (incorporated by reference to Exhibit 10.14 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).
(b)(7)*	Amendment No. 6 to Loan and Security Agreement, dated as of January 30, 2004.
(b)(8)
Amendment No. 7 to Loan and Security Agreement, dated as of August 31, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2004).
(c)(1)
Opinion of Stifel, Nicolaus & Company, Incorporated, dated as of October 31, 2005 (incorporated by reference to Annex B to the Schedule 14A filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(2)
Exhibits to Opinion of Stifel, Nicolaus & Company, Incorporated, dated as of October 31, 2005 (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).

(c)(3)
Stratification Analysis & Costs Estimates, dated as of October 24, 2005, prepared by Stifel, Nicolaus & Company, Incorporated (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(4)
Valuation Report, dated as of October 28, 2005, prepared by Stifel, Nicolaus & Company, Incorporated (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(5)
Stratification Analysis & Costs Estimates, dated as of October 28, 2005, prepared by Stifel, Nicolaus & Company, Incorporated (incorporated by reference to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on November 2, 2005).
(c)(6)	Projected Balance Sheet (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(c)(7)	Projected Operating Information (incorporated by reference to Amendment No. 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2005).
(d)	None.
(f)	None.
(g)	None.

*
Filed herewith.

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